

Mail Stop 3561

August 30, 2016

Christopher Missling, PhD
Chief Executive Officer
Anavex Life Sciences Corp.
51 West 52nd Street, 7th Floor
New York, NY 10019-6163

      Re: **Anavex Life Sciences Corp.**
               Amendment No. 2 to Registration Statement on Form S-3
               Filed August 26, 2016
               File No. 333-207600

Dear Dr. Missling:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2016 letter.

The Lincoln Park Transaction, page 18

1. We reissue prior comment 3. Please disclose the impact of the 2013 Lincoln Park resales on the market price of the company's stock. Please provide the basis for your statement that the sales did not have any discernable effect on the company's stock price. It appears that the stock price decreased after the effectiveness of the Form S-1 registering the resale of the Lincoln Park shares.

Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Clayton Parker, Esq.
    K&L Gates LLP